UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	3Q25 Earnings Release
2.	Unaudited condensed consolidated interim financial statements September 30, 2025

CI&T Reports 13.4% Organic Revenue Growth in 3Q25 Results

New York - November 12, 2025 - CI&T (NYSE: CINT, “Company”), a global technology transformation specialist and fast-growing public company, today announces its results for the third quarter of 2025 (3Q25) in accordance with International Financial Reporting Standards (IFRS® Accounting Standards), as issued by the IASB. For comparison purposes, we refer to the results for the third quarter of 2024 (3Q24). The numbers are presented in U.S. dollars.

Third quarter of 2025 (3Q25) highlights

●	Revenue of US$127.3 million, a 13.4% increase compared to US$112.2 million in 3Q24.
●	Revenue growth at constant currency was 12.1% compared to 3Q24.
●	Profit increased by 72%, reaching US$8.9 million in 3Q25, compared to US$5.2 million in 3Q24.
●	Adjusted EBITDA increased by 7.5% to US$23.5 million in 3Q25 compared to US$21.9 million in 3Q24. Adjusted EBITDA margin was 18.5% in 3Q25.
●	Adjusted Profit increased 10.6% to US$11.3 million in 3Q25 compared to US$10.2 million in 3Q24. Adjusted Profit margin was 8.9% in 3Q25.
●	Diluted earnings per share (EPS) were US$0.07, an 81.1% increase from 3Q24.
●	Adjusted diluted EPS were US$0.09, up 16.4% compared to the same period last year.
●	CI&T ended 3Q25 with 7,858 employees, a 16.3% increase compared to 3Q24.
●	In September 2025, CI&T Board of Directors approved the renewal of its share repurchase program, allowing the company to repurchase up to five million of its outstanding class A common shares.

Cesar Gon, founder and CEO of CI&T, commented, “Our 3Q25 results mark the fourth consecutive quarter of double-digit organic revenue growth—an achievement that underscores the enduring strength of our positioning as the end-to-end business solutions partner our clients rely on, seamlessly integrating AI and technology with core business transformation. As we celebrate 30 years of innovation at CI&T, this strong performance reinforces our confidence in our ability to continue generating sustainable, long-term value for our clients, our people, and our shareholders.”

Comments on the 3Q25 financial performance

Revenue reached US$127.3 million in 3Q25, a 13.4% increase from US$112.2 million in 3Q24, or a 12.1% growth at constant currency. In 3Q25, revenue among our top 10 clients grew 19.5% compared to the same period in 2024.

The cost of services provided was US$86.2 million in 3Q25, a 17.6% increase from 3Q24, mainly explained by the additional billable headcount. Gross profit was US$41.1 million, a 5.6% increase compared to 3Q24. Adjusted gross profit reached US$43.1 million, compared to US$41.8 million, and adjusted gross profit margin was 33.9% in 3Q25.

Selling, general, and administrative (SG&A) and other operating expenses totaled US$23.5 million in 3Q25, a 5.0% reduction compared to 3Q24, primarily driven by non-recurring restructuring expenses in 2024.

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Adjusted EBITDA reached US$23.5 million in 3Q25, a 7.5% increase from US$21.9 million in 3Q24. In 3Q25, the adjusted EBITDA margin was 18.5%.

Net finance costs totaled US$4.1 million in 3Q25, reflecting a 10.8% increase compared to 3Q24. This increase was primarily driven by negative foreign exchange variation, partially offset by lower interest expenses resulting from a reduced debt position in 3Q25. Income tax expense was US$4.6 million in 3Q25, a 13.0% decrease compared to 3Q24, equivalent to an effective tax rate of 34%. Income taxes paid in the quarter were US$0.8 million, equivalent to a cash tax rate of 6.0%.

Profit was US$8.9 million in 3Q25, up 72% from 3Q24. Adjusted profit was US$11.3 million, an increase of 10.6% compared to 3Q24, with an adjusted profit margin of 8.9%. In 3Q25, diluted EPS was US$0.07, an 81.1% increase from 3Q24. Adjusted diluted EPS were US$0.09, up 16.4% compared to the same period last year.

Cash generated from operating activities was US$46.4 million in 9M25.

Business Outlook

We expect our reported revenue for the fourth quarter of 2025 to be in the range of US$130.4 million to US$132.6 million, representing a 12.5% increase year-over-year on a constant currency basis at the midpoint of the range. This reflects a 16.8% growth in U.S. dollars on a reported basis (midpoint), compared to US$112.5 million in 4Q24. This estimate assumes an average FX rate of 5.46 BRL/USD in 4Q25, compared to 5.84 BRL/USD in 4Q24.

For the full year of 2025, we expect our organic revenue growth at constant currency to be in the range of 12.5% to 13.0% year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 18% to 20%.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information
Cesar Gon (Founder and CEO), Bruno Guicardi (Founder and President for North America and Europe), Stanley Rodrigues (CFO), and Eduardo Galvão (Director of Investor Relations) will host a video conference call to discuss the 3Q25 financial and operating results on November 12, at 4:30 PM Eastern Time / 6:30 PM BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://youtube.com/live/qBpjt8jPfvA.

About CI&T

CI&T (NYSE: CINT) is a global technology transformation specialist for 100+ large enterprises and fast growth clients. CI&T brings a 30-year track record of helping clients navigate change to deliver accelerated business impact, with deep expertise across AI, strategy, customer experience, software development, cloud services, data and more. CI&T’s proprietary AI platform, CI&T FLOW boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. Operating globally with over 7,800 professionals across 10 countries.

Non-IFRS Financial Measures

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We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Revenue at Constant Currency, and Adjusted Diluted EPS. They should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Revenue at Constant Currency and Adjusted EBITDA Margin to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied were: (i) depreciation and amortization related to the costs of services provided and (ii) share-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) share-based compensation expenses; (ii) government grants related to tax reimbursement in our Chinese subsidiary; (iii) acquisition-related expenses; and (iv) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy.

In calculating Adjusted Profit and Adjusted Diluted EPS, we exclude components unrelated to the direct management of our services. For the periods presented, the adjustments have been made for (i) acquisition-related expenses (including amortization of intangible assets from acquired companies, and present value adjustments to accounts payable for business acquired); (ii) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy; (iii) share-based compensation expenses; and (iv) the tax effects of non-IFRS adjustments.

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding

w w w. c i a n d t . c o m	3

relationships with clients; and any other statements of expectations or beliefs. The words “believe”, “will”, “may”, “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the ongoing trade war and the impact of tariffs imposed on international trade, particularly between Brazil and the United States; the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

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Unaudited condensed consolidated statement of profit or loss

(In thousands of U.S. dollars)

	Quarter ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue	127,312	112,232	355,373	326,428
Costs of services provided	(86,223)	(73,327)	(242,131)	(216,097)
Gross profit	41,089	38,905	113,242	110,331

Selling expenses	(10,075)	(9,775)	(27,923)	(28,591)
General and administrative expenses	(14,062)	(14,158)	(39,663)	(41,147)
Impairment gain (loss) on accounts receivable and contract assets	(21)	(947)	218	(1,467)
Other income, net	618	95	1,386	218
Operating expenses, net	(23,540)	(24,785)	(65,982)	(70,987)

Operating profit before net finance costs and income tax expense	17,549	14,120	47,260	39,344

Finance income	4,542	3,936	14,084	10,593
Finance costs	(8,653)	(7,645)	(20,955)	(19,023)
Net finance costs	(4,111)	(3,709)	(6,871)	(8,430)

Profit before income tax	13,438	10,411	40,389	30,914

Current	(3,718)	(3,901)	(6,550)	(8,122)
Deferred	(857)	(1,358)	(7,787)	(3,807)
Total income tax expense	(4,575)	(5,259)	(14,337)	(11,929)

Profit for the period	8,863	5,152	26,052	18,985

Earnings per share
Earnings per share – basic (in US$)	0.07	0.04	0.19	0.14
Earnings per share – diluted (in US$)	0.07	0.04	0.19	0.14

Weighted average number of basic shares	130,723	135,978	133,644	136,714
Weighted average number of diluted shares	131,991	138,927	134,912	139,663

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Unaudited condensed consolidated statement of financial position

(In thousands of U.S. dollars)

Assets	September 30, 2025	December 31, 2024	Liabilities and equity	September 30, 2025	December 31, 2024

Cash and cash equivalents	43,298	56,621	Suppliers and other payables	3,728	4,803
Account receivables	86,806	93,717	Loans and borrowings	69,326	46,227
Contract Assets	52,049	$22,256	Lease liabilities	3,862	3,867
Recoverable taxes	2,062	861	Salaries and welfare charges	55,799	44,554
Current income tax assets	8,232	6,650	Accounts payable for business acquired	1,297	6,522
Derivatives	3	723	Derivatives	477	2,370
Restricted cash	-	4,247	Current income tax liabilities	569	2,823
Other assets	7,314	6,685	Other taxes payable	3,337	3,062
Total current assets	199,764	191,760	Contract liability	953	6,766
			Other liabilities	3,617	3,989
Recoverable taxes	935	669	Total current liabilities	142,965	124,983
Current income tax assets	-	5,408
Deferred tax assets	544	1,427
Judicial deposits	1,837	1,316	Loans and borrowings	66,572	92,508
Restricted cash	1,164	1,000	Deferred tax liabilities	26,335	16,282
Other assets	1,162	1,601	Lease liabilities	5,043	5,628
Property and equipment	7,490	5,896	Provisions for tax and labor risks	1,276	1,076
Intangible assets and goodwill	333,300	309,284	Accounts payable for business acquired	3,958	3,389
Right-of-use assets	8,117	8,055	Other liabilities	2,777	2,426
Total non-current assets	354,549	334,656	Total non-current liabilities	105,961	121,309

			Equity
			Share capital	7	7
			Share premium	183,314	186,333
			Treasury share reserve	(28,500)	(6,457)
			Capital reserves	28,568	26,659
			Retained reserves	123,960	97,908
			Other comprehensive income (loss)	(1,962)	(24,326)
			Total equity	305,387	280,124

Total assets	554,313	526,416	Total equity and liabilities	554,313	526,416

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Unaudited condensed consolidated statement of cash flows

(In thousands of U.S. dollars)

	September 30, 2025	September 30, 2024
Cash flows from operating activities
Profit for the period	26,052	18,985
Adjustments for:
Depreciation and amortization	13,686	13,206
Loss on sale and write-off of fixed assets	84	506
Interest and exchange rate changes	9,136	11,291
Unrealized (gains) losses on derivatives	(1,410)	1,022
Income tax expenses	14,337	11,929
Impairment (gain) losses on accounts receivable and contract assets	(218)	1,467
Share-based compensation	3,684	3,986
Other	20	(3)
Changes in operating assets and liabilities
Accounts receivable and contract assets	(16,357)	(5,144)
Recoverable taxes	(1,266)	(3,813)
Suppliers and other payables	(1,896)	(1,395)
Salaries and welfare charges	3,919	9,681
Contract liabilities	(6,013)	(4,469)
Other receivables and payables, net	2,668	(1,161)
Cash generated from operating activities	46,426	56,088
Income tax paid	(7,508)	(3,068)
Interest paid on loans and borrowings	(8,309)	(6,978)
Interest paid on lease	(596)	(510)
Income tax refund	469	823
Net cash generated from operating activities	30,482	46,355
Cash flows from investing activities
Acquisition and investment in property and equipment and intangible assets	(10,339)	(7,473)
Redemption of financial investments	-	635
Net cash used in investing activities	(10,339)	(6,838)
Cash flows from financing activities
Share-based compensation exercised	1,368	611
Payment of lease liabilities	(3,790)	(3,143)
Proceeds from loans and borrowings	24,722	19,818
Proceeds from settlement of derivatives	91	1,370
Payment of loans and borrowings	(34,011)	(14,224)
Payment of installment related to accounts payable for business acquired	(1,842)	(1,893)

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Treasury shares acquired	(27,342)	(9,480)
Net cash used in financing activities	(40,804)	(6,941)
Net increase (decrease) in cash and cash equivalents	(20,661)	32,576
Cash and cash equivalents as of January 1	56,621	43,715
Exchange variation effect on cash and cash equivalents	7,338	(5,916)
Cash and cash equivalents as of September 30	43,298	70,375

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Revenue Distribution

Revenue by Industry (in USD thousand)	3Q25	3Q24	Var. 3Q25 x 3Q24	9M25	9M24	Var. 9M25 x 9M24
Financial Services	48,072	31,826	51.0%	127,101	91,916	38.3%
Retail and Industrial Goods	26,199	23,511	11.4%	74,589	62,100	20.1%
Consumer Goods	24,668	25,113	-1.8%	72,491	72,577	-0.1%
Technology and Telecommunications	12,140	12,783	-5.0%	33,740	37,324	-9.6%
Life Sciences	9,690	9,264	4.6%	28,208	30,673	-8.0%
Other	6,543	9,735	-32.8%	19,244	31,838	-39.6%
Total	127,312	112,232	13.4%	355,373	326,428	8.9%

Revenue by Geography (in USD thousand)	3Q25	3Q24	Var. 3Q25 x 3Q24	9M25	9M24	Var. 9M25 x 9M24
Latin America	61,342	45,350	35.3%	165,547	133,687	23.8%
North America	54,558	51,396	6.2%	155,392	143,602	8.2%
New Markets	11,412	15,486	-26.3%	34,434	49,139	-29.9%
Total	127,312	112,232	13.4%	355,373	326,428	8.9%

Top Clients (in USD thousand)	3Q25	3Q24	Var. 3Q25 x 3Q24	9M25	9M24	Var. 9M25 x 9M24
Top Client	14,919	8,720	71.1%	39,840	22,415	77.7%
Top 10 Clients	56,240	47,080	19.5%	152,847	134,647	13.5%

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Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Revenue Growth at Constant Currency	3Q25
Reported Revenue Growth	13.4%
Foreign Exchange Rates Impact	-1.3%
Revenue Growth at Constant Currency	12.1%

Adjusted Gross Profit (in USD thousand)	3Q25	3Q24	Var. 3Q25 x 3Q24	9M25	9M24	Var. 9M25 x 9M24
Revenue	127,312	112,232	13.4%	355,373	326,428	8.9%
Cost of Services Provided	(86,223)	(73,327)	17.6%	(242,131)	(216,097)	12.0%
Gross Profit	41,089	38,905	5.6%	113,242	110,331	2.6%
Adjustments
Depreciation and amortization (cost of services provided)	1,405	1,546	-9.2%	4,418	4,814	-8.2%
Share-based compensation	649	1,370	-52.6%	2,337	2,805	-16.7%
Adjusted Gross Profit	43,143	41,821	3.2%	119,996	117,950	1.7%
Adjusted Gross Profit Margin	33.9%	37.3%	-3.4p.p	33.8%	36.1%	-2.4p.p

Adjusted EBITDA (in USD thousand)	3Q25	3Q24	Var. 3Q25 x 3Q24	9M25	9M24	Var. 9M25 x 9M24
Profit for the period	8,863	5,152	72.0%	26,052	18,985	37.2%
Adjustments
Net finance costs	4,111	3,709	10.8%	6,871	8,430	-18.5%
Income tax expense	4,575	5,259	-13.0%	14,337	11,929	20.2%
Depreciation and amortization	4,685	4,304	8.9%	13,686	13,206	3.6%
Share-based compensation	1,300	1,957	-33.6%	3,684	3,986	-7.6%
Government grants	0	(164)	-	0	(237)	-
Acquisition-related expenses (1)	0	705	-	0	1,259	-
Business restructuring (2)	0	975	-	0	2,210	-
Adjusted EBITDA	23,534	21,896	7.5%	64,630	59,767	8.1%
Adjusted EBITDA Margin	18.5%	19.5%	-1p.p	18.2%	18.3%	-0.1p.p

Items (1) and (2) are detailed below.

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Adjusted Profit (in USD thousand)	3Q25	3Q24	Var. 3Q25 x 3Q24	9M25	9M24	Var. 9M25 x 9M24
Profit for the period	8,863	5,152	72.0%	26,052	18,985	37.2%
Adjustments
Acquisition-related expenses (1)	2,071	2,716	-23.7%	6,115	7,573	-19.3%
Business restructuring (2)	-	975	-100.0%	-	2,210	-100.0%
Share-based compensation	1,300	1,957	-33.6%	3,684	3,986	-7.6%
Tax effects on non-IFRS adjustments	(960)	(606)	58.4%	(2,732)	(1,608)	69.9%
Adjusted Profit	11,274	10,194	10.6%	33,119	31,146	6.3%
Adjusted Profit Margin	8.9%	9.1%	-0.2p.p	9.3%	9.5%	-0.2p.p

Adjusted Diluted EPS (in USD)	3Q25	3Q24	Var. 3Q25 x 3Q24	9M25	9M24	Var. 9M25 x 9M24
Diluted EPS	0.07	0.04	81.1%	0.19	0.14	42.1%
Adjustments
Acquisition-related expenses (1)	0.02	0.02	-19.7%	0.05	0.05	-16.4%
Business restructuring (2)	0.00	0.01	-100.0%	0.00	0.02	-100.0%
Share-based compensation	0.01	0.01	-30.1%	0.03	0.03	-4.3%
Tax effects on non-IFRS adjustments	-0.01	0.00	66.7%	-0.02	-0.01	75.9%
Adjusted Diluted EPS	0.09	0.07	16.4%	0.25	0.22	10.1%

Notes:

(1)	Includes fair value adjustment on accounts payable for business combination and amortization of intangible assets from acquired companies, when applicable. Other expenses include, when applicable, consulting expenses and retention packages.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance, and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024.

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CI&T

Inc.

Unaudited condensed consolidated interim

financial statements

September 30, 2025

Content

Unaudited condensed consolidated statement of financial position	3
Unaudited condensed consolidated statement of profit or loss	4
Unaudited condensed consolidated statement of other comprehensive income	5
Unaudited condensed consolidated statement of changes in equity	6
Unaudited condensed consolidated statement of cash flows	7
Notes to the unaudited condensed consolidated interim financial statements	8

2

CI&T Inc. Unaudited condensed consolidated statement of financial position as of September 30, 2025 and December 31, 2024 (In thousands of United States dollars – US$)

Assets	Note	September 30, 2025	December 31, 2024	Liabilities and equity	Note	September 30, 2025	December 31, 2024

Cash and cash equivalents	6	43,298	56,621	Suppliers and other payables		3,728	4,803
Accounts receivable	7.1	86,806	93,717	Loans and borrowings	10	69,326	46,227
Contract assets	7.2	52,049	22,256	Lease liabilities		3,862	3,867
Recoverable taxes		2,062	861	Salaries and welfare charges	11	55,799	44,554
Current income tax assets		8,232	6,650	Accounts payable for business acquired		1,297	6,522
Derivatives	12	3	723	Derivatives	12	477	2,370
Restricted cash		-	4,247	Current income tax liabilities		569	2,823
Other assets		7,314	6,685	Other taxes payable		3,337	3,062
				Contract liability		953	6,766
				Other liabilities		3,617	3,989

Total current assets		199,764	191,760	Total current liabilities		142,965	124,983

Recoverable taxes		935	669	Loans and borrowings	10	66,572	92,508
Current income tax assets		-	5,408	Deferred tax liabilities	17	26,335	16,282
Deferred tax assets	17	544	1,427	Lease liabilities		5,043	5,628
Judicial deposits		1,837	1,316	Provisions for tax and labor risks		1,276	1,076
Restricted cash		1,164	1,000	Accounts payable for business acquired		3,958	3,389
Other assets		1,162	1,601	Other liabilities		2,777	2,426
Property and equipment	8	7,490	5,896
Intangible assets and goodwill	9	333,300	309,284
Right-of-use assets		8,117	8,055	Total non-current liabilities		105,961	121,309

Total non-current assets		354,549	334,656
				Equity	13
				Share capital		7	7
				Share premium		183,314	186,333
				Treasury share reserve		(28,500)	(6,457)
				Capital reserves		28,568	26,659
				Retained earnings		123,960	97,908
				Other comprehensive income (loss)		(1,962)	(24,326)

				Total equity		305,387	280,124

Total assets		554,313	526,416	Total equity and liabilities		554,313	526,416

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three months and nine months ended September 30, 2025 and 2024

(In thousands of United States dollars – US$, except basic and diluted earnings per share)

	Note	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Revenue	14	127,312	112,232	355,373	326,428

Costs of services provided	15	(86,223)	(73,327)	(242,131)	(216,097)
Gross profit		41,089	38,905	113,242	110,331

Selling expenses	15	(10,075)	(9,775)	(27,923)	(28,591)
General and administrative expenses	15	(14,062)	(14,158)	(39,663)	(41,147)
Impairment gain (loss) on accounts receivable and contract assets	15	(21)	(947)	218	(1,467)
Other income, net	15	618	95	1,386	218
Operating expenses, net		(23,540)	(24,785)	(65,982)	(70,987)

Operating profit before net finance costs and income tax expense		17,549	14,120	47,260	39,344

Finance income	16	4,542	3,936	14,084	10,593
Finance costs	16	(8,653)	(7,645)	(20,955)	(19,023)
Net finance costs		(4,111)	(3,709)	(6,871)	(8,430)

Profit before income tax		13,438	10,411	40,389	30,914

Income tax expense
Current	17	(3,718)	(3,901)	(6,550)	(8,122)
Deferred	17	(857)	(1,358)	(7,787)	(3,807)
Total income tax expense		(4,575)	(5,259)	(14,337)	(11,929)

Profit for the period		8,863	5,152	26,052	18,985

Profit attributable to:
Controlling shareholders		8,863	5,152	26,052	18,985
Profit for the period		8,863	5,152	26,052	18,985

Earnings per share
Earnings per share – basic (in US$)		0.07	0.04	0.19	0.14
Earnings per share – diluted (in US$)		0.07	0.04	0.19	0.14

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4

CI&T Inc. Unaudited condensed consolidated statement of other comprehensive income For the three months and nine ended September 30, 2025 and 2024 (In thousands of United States dollars – US$)

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Profit for the period	8,863	5,152	26,052	18,985

Other comprehensive income:

Items that are or may be reclassified subsequently to the statement of profit or loss

Cash flow hedges – effective portion of changes in fair value – net of tax	255	314	2,102	(2,795)
Cash flow hedges – reclassified to profit or loss	976	889	1,415	889
Translation adjustments of foreign operations	1,101	6,496	18,847	(10,577)
Total other comprehensive income (loss)	2,332	7,699	22,364	(12,483)

Total comprehensive income for the period	11,195	12,851	48,416	6,502

Total comprehensive income attributed to
Owners of the Company	11,195	12,851	48,416	6,502
Total comprehensive income for the period	11,195	12,851	48,416	6,502

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

5

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the nine months ended on September 30, 2025 and 2024 (In thousands of United States dollars – US$)

	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2024	7	186,333	(6,457)	26,659	97,908	(24,326)	280,124
Comprehensive income for the period
Profit for the period	-	-	-	-	26,052	-	26,052
Translation adjustments of foreign operations	-	-	-	-	-	18,847	18,847
Cash flow hedges – net of taxes	-	-	-	-	-	3,517	3,517
Total comprehensive income for the period	-	-	-	-	26,052	22,364	48,416

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	-	-	(27,342)	-	-	-	(27,342)
Reissue of ordinary shares	-	(641)	641	-	-	-	-
Equity settled share-based payment	-	(6)	-	3,252	-	-	3,246
Restricted stock units exercised	-	(309)	1,227	(1,343)	-	-	(425)
Share options exercised	-	(1,964)	3,208	-	-	-	1,244
Incentive stock options exercised	-	(99)	223	-	-	-	124
Total contributions and distribution and constitution of reserves	-	(3,019)	(22,043)	1,909	-	-	(23,153)

Balances as of September 30, 2025	7	183,314	(28,500)	28,568	123,960	(1,962)	305,387

Balances as of January 1, 2024	7	181,092	-	33,945	68,414	8,045	291,503
Comprehensive income for the period
Profit for the period	-	-	-	-	18,985	-	18,985
Translation adjustments of foreign operations	-	-	-	-	-	(10,577)	(10,577)
Cash flow hedges – net of tax	-	-	-	-	-	(1,906)	(1,906)
Total comprehensive income (loss) for the period	-	-	-	-	18,985	(12,483)	6,502

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	-	-	(9,480)	-	-	-	(9,480)
Equity settled share-based payment	-	-	-	3,626	-	-	3,626
Restricted stock units exercised	-	425	-	(425)	-	-	-
Share options exercised	-	-	-	611	-	-	611
Total contributions and distribution and constitution of reserves	-	425	(9,480)	3,812	-	-	(5,243)

Balances as of September 30, 2024	7	181,517	(9,480)	37,757	87,399	(4,438)	292,762

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

6

CI&T Inc. Unaudited condensed statement of cash flows For the nine months ended on September 30, 2025 and 2024 (In thousands of United States dollars – US$)

	Notes	September 30, 2025	September 30, 2024
Cash flows from operating activities
Profit for the period		26,052	18,985
Adjustments for:
Depreciation and amortization	15	13,686	13,206
Loss on sale and write-off of fixed assets		84	506
Interest and exchange rate changes		9,136	11,291
Unrealized (gains) losses on derivatives	12	(1,410)	1,022
Income tax expenses	17	14,337	11,929
Impairment (gain) losses on accounts receivable and contract assets	7	(218)	1,467
Share-based compensation	15	3,684	3,986
Other		20	(3)

Changes in operating assets and liabilities
Accounts receivable and contract assets		(16,357)	(5,144)
Recoverable taxes		(1,266)	(3,813)
Suppliers and other payables		(1,896)	(1,395)
Salaries and welfare charges		3,919	9,681
Contract liabilities		(6,013)	(4,469)
Other receivables and payables, net		2,668	(1,161)

Cash generated from operating activities		46,426	56,088

Income tax paid		(7,508)	(3,068)
Interest paid on loans and borrowings	10	(8,309)	(6,978)
Interest paid on lease		(596)	(510)
Income tax refund		469	823

Net cash generated from operating activities		30,482	46,355

Cash flows from investing activities
Acquisition and investment in property and equipment and intangible assets		(10,339)	(7,473)
Redemption of financial investments		-	635

Net cash used in investing activities		(10,339)	(6,838)

Cash flows from financing activities
Share-based compensation exercised		1,368	611
Payment of lease liabilities		(3,790)	(3,143)
Proceeds from loans and borrowings	10	24,722	19,818
Proceeds from settlement of derivatives	12	91	1,370
Payment of loans and borrowings	10	(34,011)	(14,224)
Payment of installment related to accounts payable for business acquired		(1,842)	(1,893)
Treasury shares acquired	13	(27,342)	(9,480)

Net cash used in financing activities		(40,804)	(6,941)

Net increase (decrease) in cash and cash equivalents		(20,661)	32,576

Cash and cash equivalents as of January 1		56,621	43,715

Exchange variation effect on cash and cash equivalents		7,338	(5,916)

Cash and cash equivalents as of September 30		43,298	70,375

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

7

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

1.	Reporting entity

CI&T Inc. (“CI&T” or “Parent Company”) is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, in the United States of America, and other countries. The Parent Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, analytics, cloud migration and mobility technologies.

These unaudited interim condensed consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021, CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (“SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

1.1	Organizational structure

The Parent Company did not have any changes to its direct and indirect subsidiaries compared to those presented in the consolidated financial statements for the year ended December 31, 2024, except for CI&T Philippines and CI&T Singapore, which started operations during the second quarter of 2025.

2.	Basis of accounting

These unaudited condensed consolidated interim financial statements as of September 30, 2025 and for the three and nine months ended September 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended 31 December 2024 ('last annual financial statements'). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS® Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Parent Company's Board of Directors on November 12, 2025.

2.1	Seasonality of operations

The business activities carried on by the Group entities, and their transactions are not highly cyclical or seasonal in nature.

2.2	Accounting standards issued but not yet effective

A number of new accounting standards and amendments to accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted. However, the Group has not early adopted any of the forthcoming new or amended accounting standards in preparing these unaudited condensed consolidated interim financial statements.

8

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

3.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements of the Parent Company, along with those of its subsidiaries, are measured using the currency of the primary economic environment in which each entity operates, referred to as the "functional currency." For the Parent Company, this functional currency is the Brazilian Reais (R$). For presentation purposes, these unaudited condensed consolidated interim financial statements are expressed in United States dollars (US$).

4.	Use of judgments and estimates

In preparing these interim financial statements, management has made judgments and estimates about the future that affect the application of the Group's accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

4.1 Measurement of fair value

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. When available, observable market data is used, and third-party valuations are assessed to ensure compliance with accounting standards and appropriate classification within the fair value hierarchy. Fair values are categorized into Level 1 (quoted prices in active markets) and Level 2 (observable inputs other than quoted prices). The Group does not hold assets or liabilities that are categorized within Level 3 of the fair value hierarchy, which involves unobservable inputs. There were no transfers between Level 1 and Level 2 fair value measurements during the period, and no transfers into or out of Level 3 fair value measurements during 2025.

5.	Changes in accounting policies

The Group did not have any changes to its accounting policies from those applied in the consolidated financial statements as at and for the year ended December 31, 2024, since the amendments to IFRS Accounting Standards that apply for the first time in 2025 do not have an impact on the interim condensed consolidated financial statements.

9

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

6.	Cash and cash equivalents

	Weighted average rate (p. a.)	September 30, 2025	December 31, 2024

Cash and cash equivalents		12,007	8,708
Short-term financial investments
Short-term financial investments – Brazilian Reais	14.88%	14,724	31,758
Short-term financial investments – US dollars	2.48%	10,740	12,379
Short-term financial investments – Pound sterling	2.50%	4,488	3,180
Short-term financial investments – Canadian Dollar	0.45%	868	596
Short-term financial investments – Chinese Yuan	1.30%	471	-

Total		43,298	56,621

7.	Accounts receivable and contract assets

7.1	Accounts receivable

The balances of accounts receivable are presented as follows:

	September 30, 2025	December 31, 2024
Accounts receivable – in US$ – from United States based customers	38,244	58,777
Accounts receivable – in R$ – from Brazil based customers	36,686	26,562
Accounts receivable – other currencies – from other foreign based customers	14,792	11,122
(-) Expected credit losses	(2,916)	(2,744)

Accounts receivables, net	86,806	93,717

The balance of accounts receivable by maturity date is as follows:

	September 30, 2025	December 31, 2024
Current	79,405	85,099
Overdue:
from 1 to 60 days	6,557	8,860
61 to 360 days	1,070	2,430
Over 360 days	2,690	72
(-) Expected credit losses	(2,916)	(2,744)

Total	86,806	93,717

On the date of such unaudited condensed consolidated interim financial statements, of the total amount overdue for up to 60 days, the amount of US$ 4,323 has already been collected.

10

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the allowance for expected losses is as follows:

Expected credit losses

December 31, 2024	(2,744)
Provision	(341)
Reversal	571
Translation to presentation currency	(402)

September 30, 2025	(2,916)

As of September 30, 2025, the average expected credit loss rate under the method applied by the Group was 0.02% (0.02% as of December 31, 2024), except for certain customers with impairment of 100%, resulting in an expected credit loss amounting to US$ 2,901 (of the total of US$ 2,916). As of December 31, 2024, the exception pertains to certain customers with impairment ranging from 80% to 100%, resulting in a total impairment amount of US$ 2,727 (of the total of US$2,744).

7.2	Contract assets

The balances of contract assets are presented as follows:

	September 30, 2025	December 31, 2024
Contract assets – in US$ – from United States based customers	15,996	6,966
Contract assets – in R$ – from Brazil based customers	30,639	12,607
Contract assets – other currencies – from other foreign based customers	5,572	2,819
(-) Expected credit losses	(158)	(136)

Contract assets, net	52,049	22,256

11

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the allowance for expected losses is as follows:

Expected credit losses

December 31, 2024	(136)
Provision	(555)
Reversal	543
Translation to presentation currency	(10)

September 30, 2025	(158)

12

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

8.	Property and equipment

The rollforward in the balances are as follows:

Cost	Weighted average rate (p. a.)	December 31, 2024	Additions	Disposals	Transfers	Translation to presentation currency	September 30, 2025
IT equipment		14,131	2,715	(609)	25	2,346	18,608
Leasehold improvements		3,613	38	(4)	102	499	4,248
Furniture and fixtures		1,188	137	(39)	(17)	164	1,433
In progress		35	82	-	(110)	2	9
		18,967	2,972	(652)	-	3,011	24,298

Depreciation
IT equipment	22.40%	(9,810)	(1,611)	565	-	(1,677)	(12,533)
Leasehold improvements	15.60%	(2,518)	(394)	1	-	(388)	(3,299)
Furniture and fixtures	12.00%	(743)	(140)	34	-	(127)	(976)
		(13,071)	(2,145)	600	-	(2,192)	(16,808)

Total		5,896	827	(52)	-	819	7,490

The Group does not have property or equipment pledged as collateral.

13

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

9.	Intangible assets and goodwill

The rollforward of intangible assets is as follows:

Cost	Weighted average rate (p. a.)	December 31, 2024	Additions	Disposals	Transfers	Translation to presentation currency	September 30, 2025
Customer relationship		55,766	-	-	-	3,590	59,356
Software		11,844	143	-	5,406	2,119	19,512
Software in progress		2,176	6,889	(41)	(5,406)	498	4,116
Non-compete agreement		2,125	276	-	-	411	2,812
Other		5,478	-	-	-	976	6,454
Goodwill		260,766	-	-	-	21,437	282,203
		338,155	7,308	(41)	-	29,031	374,453

Amortization
Customer relationship	13.14%	(17,668)	(5,577)	-	-	(1,714)	(24,959)
Software	27.59%	(5,157)	(2,422)	-	-	(934)	(8,513)
Non-compete agreement	20.00%	(1,350)	(450)	-	-	(298)	(2,098)
Other	5.00%	(4,696)	(37)	-	-	(850)	(5,583)
		(28,871)	(8,486)	-	-	(3,796)	(41,153)

Total		309,284	(1,178)	(41)	-	25,235	333,300

14

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

10.	Loans and borrowings

The rollfoward of loans and borrowings is set forth below:

	Average effective interest rate p.a.	Year of maturity	December 31, 2024	Proceeds from loans and borrowings	Payments of loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	September 30, 2025
In US$
Advance on foreign exchange contract	5.15%	2026	10,297	24,722	(9,926)	(568)	652	(1,893)	2,098	25,382
Export credit note	6.69%	2026	16,746	-	(7,541)	(855)	730	(2,193)	2,240	9,127
Working capital loan	5.02 to 7.23%	2026 to 2028	76,497	-	(12,272)	(2,861)	3,669	-	4	65,037
			103,540	24,722	(29,739)	(4,284)	5,051	(4,086)	4,342	99,546

In R$
Export credit note	15.98%	2026 to 2028	35,195	-	(4,272)	(4,025)	3,999	-	5,455	36,352
			35,195	-	(4,272)	(4,025)	3,999	-	5,455	36,352

Total			138,735	24,722	(34,011)	(8,309)	9,050	(4,086)	9,797	135,898

Current			46,227							69,326
Non-current			92,508							66,572

The loans and borrowings are not secured by property and equipment or accounts receivable.

15

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

10.1	Advances on foreign exchange contract

On June 16, 2025, the subsidiary CI&T Brazil obtained funding of US$ 24,722 at a nominal annual interest rate of 5.15%. The principal and interest are due in a single installment in June 2026. The proceeds will be used for general corporate purposes.

10.2	Covenants

The Group has restrictive clauses covenants in some of its loans and financing agreements, as disclosed in the annual financial statements of December 31, 2024, and summarized below:

Restrictive clause related to:	Measurement frequency	Indicators	Required	Result
Export credit note	Annual	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance
Working capital	Annual	Net debt(a)/ EBITDA(a)	Less than or equal to 3.0X	In compliance

(a)	Net debt means total loans, less cash and cash equivalents.

(b) As defined in the debt agreements, EBITDA means earnings before interest, tax, depreciation and amortization, where interest refers to net finance costs.

The Group’s financial covenants are measured at year end based on the provisions of the debt arrangements. The early maturity of the loans could be also caused by disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding controls, without prior consent from the creditor.

10.3	Loans and borrowings maturity

Maturity	1 month	1 - 3 months	3 - 6 months	6 - 12 months	1 - 3 years	3 - 5 years	Total
Loans and borrowings	3,670	9,543	4,448	51,665	57,347	9,225	135,898

16

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

11.	Salaries and welfare charges

	September 30, 2025	December 31, 2024

Accrued vacation and charges	26,443	20,025
Bonus	6,890	8,071
Salaries	7,282	5,978
Withholding income tax	4,008	5,184
Payroll charges	4,315	3,496
Christmas bonuses	5,127	517
Other	1,734	1,283

Total	55,799	44,554

12.	Derivatives

The Group holds derivative financial instruments to hedge its interest rate risk exposure.

	September 30, 2025

Maturity	Notional in US$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	9,000	SOFR(a) overnight	3.09%	3
07/07/2026	6,178	CDI(b)	US$ variation + 4.90%	(477)
Total				(474)

	December 31, 2024

Maturity	Notional in US$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	SOFR(a) overnight	3.09%	723
07/07/2026	9,287	CDI(b)	US$ variation + 4.90%	(2,370)
Total				(1,647)

(a)	SOFR means Secured Overnight Financing Rate.
(b)	CDI means Interbank Deposit Certificate, an average of interbank overnight rates in Brazil.

The rollforward of the derivatives is as follows:

Interest rate swaps
December 31, 2024	(1,647)
Gains recognized in the statement of profit or loss	1,410
Settlement of derivatives	(91)
Translation adjustment	(146)
September 30, 2025	(474)

Asset position on derivative financial instruments	3
Liability position on derivative financial instruments	(477)

17

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

13.	Equity

13.1	Share capital

As of September 30, 2025, the total issued share capital is US$ 7 with a par value of US$ 0.00005. The rollforward of share capital is as follows:

	Amount of	Number of ordinary nominative shares
	share capital	Total	Class A	Class B

December 31, 2024	7	134,682,256	22,498,572	112,183,684
Share based compensation	-	(2,850)	(2,850)	-
Class B converted to class A	-	(100,000)	1,307,114	(1,407,114)
September 30, 2025	7	134,579,406	23,802,836	110,776,570

According to the Parent Company's Articles of Association, the outstanding Class B common shares are convertible at any time at the option of the holder into Class A common shares.

13.2	Treasury shares reserve

On December 19, 2024, the Board of Directors approved the renewal of the share repurchase program, pursuant to which the Parent Company may repurchase up to five million of its outstanding class A common shares. The rollforward of the treasury shares reserve is as follows:

	Number of shares	Amount (in US$)
December 31, 2024	914,218	(6,457)
Share buyback	4,645,711	(27,342)
Equity awards settled in treasury stock	(796,983)	5,299
September 30, 2025	4,762,946	(28,500)

On 12 September 2025, the Board of Directors approved the renewal of share repurchase program, authorizing the repurchase of up to five million of its outstanding class A common shares, within the period ending on 31 December 2026.

18

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

14.	Revenue

14.1	Revenue by nature of service

The Group primarily generates revenue through the provision of services summarized by nature in the table below:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Software development revenue	121,652	106,775	340,399	312,317
Software maintenance revenue	2,401	2,842	7,464	7,188
Consulting revenue	2,253	1,751	5,678	4,889
Other revenue	1,006	864	1,832	2,034

Total revenue	127,312	112,232	355,373	326,428

14.2	Revenue by industry vertical

The following table sets forth the revenue by industry vertical for the periods indicated:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Financial services	48,072	31,826	127,101	91,916
Retail and industrial goods	26,199	23,511	74,589	62,100
Consumer goods	24,668	25,113	72,491	72,577
Technology and telecommunications	12,140	12,783	33,740	37,324
Life sciences	9,690	9,264	28,208	30,673
Other	6,543	9,735	19,244	31,838

Total revenue	127,312	112,232	355,373	326,428

14.3	Revenue by country

The table below summarizes revenues by country:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Brazil	61,342	45,350	165,547	133,687
United States of America	54,558	51,396	155,392	143,602
Other countries	11,412	15,486	34,434	49,139

Total revenue	127,312	112,232	355,373	326,428

Revenue by country was determined based on the country in which the sale occurred.

19

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

14.4	Revenue by client concentration

Revenue generated from one single external customer (the Group’s top client) represents 11.2% of the Group’s total revenues as of September 30, 2025 (6.9% as of September 30, 2024).

15.	Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Employee expenses	(92,172)	(79,950)	(259,311)	(237,511)
Third-party services and other inputs	(7,875)	(6,374)	(21,399)	(18,428)
Depreciation and amortization	(4,685)	(4,304)	(13,686)	(13,206)
Share-based compensation	(1,300)	(1,957)	(3,684)	(3,986)
Travel expenses	(1,455)	(1,063)	(3,983)	(3,135)
Impairment gains (losses) on accounts receivable and contract assets	(21)	(947)	218	(1,467)
Insurance	(374)	(387)	(1,103)	(1,196)
Short-term leases	(310)	(248)	(846)	(724)
Other costs and expenses (a)	(1,571)	(2,882)	(4,319)	(7,431)

Total	(109,763)	(98,112)	(308,113)	(287,084)

(a) In 2024, the costs primarily consist of business restructuring expenses related to our subsidiaries in the United Kingdom, United States of America, Canada and Australia, which amounted to US$ 2,210.

20

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

16.	Net finance costs

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Finance income:	4,542	3,936	14,084	10,593
Foreign-exchange gain	2,852	2,079	7,442	5,933
Income from financial investments	757	614	2,746	1,374
Gains on derivatives	589	773	2,872	1,530
Interest income on other assets	273	182	876	957
Other finance income	71	288	148	799

Finance costs:	(8,653)	(7,645)	(20,955)	(19,023)
Interest and charges on loans and leases	(3,347)	(3,525)	(9,668)	(10,659)
Foreign-exchange loss	(4,239)	(2,775)	(8,602)	(4,327)
Loss on derivatives	(563)	(685)	(1,462)	(2,552)
Interest expenses on other liabilities	(189)	(197)	(562)	(577)
Other finance costs	(315)	(463)	(661)	(908)

Net finance costs	(4,111)	(3,709)	(6,871)	(8,430)

21

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

17.	Income tax expense

Income tax expense recognized in profit or loss for the periods are shown as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Current	(3,718)	(3,901)	(6,550)	(8,122)
Deferred	(857)	(1,358)	(7,787)	(3,807)

Total income tax expense	(4,575)	(5,259)	(14,337)	(11,929)

17.1 Effective tax rate reconciliation

The nominal tax rate was computed based on the Brazilian tax law, taking into account the combined income tax and social contribution tax rate given that Brazil is currently the main operation of the Group. The reconciliation of the effective tax rate with the average nominal tax rate is as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Profit before income tax	13,438	10,411	40,389	30,914
Nominal income tax rate	34%	34%	34%	34%
Tax expenses per nominal income tax rate	(4,569)	(3,540)	(13,732)	(10,511)

Tax benefits incentives	752	1,107	943	1,071
Tax rate differences on subsidiaries	214	(104)	1,687	676
Permanent differences	(368)	(524)	(739)	(499)
Tax losses for which no deferred tax asset is recognized	(625)	(2,198)	(2,106)	(2,666)
Other	21	-	(390)	-

Income tax expense	(4,575)	(5,259)	(14,337)	(11,929)

Effective rate	34.00%	51.00%	35.00%	39.00%

22

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

17.2 Movement in deferred tax balances

	December 31, 2024	Recognized in profit or loss	Reclassification	Translation to presentation currency	September 30, 2025	Assets	Liabilities
Goodwill	(22,009)	(6,421)	-	(3,633)	(32,063)	-	(32,063)
Provisions	1,654	150	-	208	2,012	2,012	-
Property and equipment	1,316	427	-	71	1,814	1,814	-
Derivatives	560	(462)	-	63	161	161	-
Bonus accrued	2,260	(608)	-	282	1,934	1,934	-
Intangible assets	(2,065)	147	-	(359)	(2,277)	-	(2,277)
Share-based compensation	2,101	294	-	175	2,570	2,570	-
Lease	406	(281)	-	28	153	153	-
Other temporary differences	922	(1,033)	(31)	47	(95)	(95)	-

Total	(14,855)	(7,787)	(31)	(3,118)	(25,791)	8,549	(34,340)
Offset of deferred taxes						(8,005)	8,005
Net tax assets (liabilities)					(25,791)	544	(26,335)

23

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

18.	Financial instruments – fair values

18.1	Accounting classification and fair values

The following table presents the carrying amounts and fair values of financial assets and financial liabilities, along with their respective levels in the fair value hierarchy. It excludes fair value information for financial assets and financial liabilities that are not measured at fair value, provided the carrying amount is a reasonable approximation of fair value.

			September 30, 2025
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	12	2	3	3
Cash and cash equivalents	6	1	43,298	43,298

Financial liabilities
Derivative financial instruments	12	2	(477)	(477)
Loans and borrowings	10	2	(136,035)	(135,898)

			December 31, 2024
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	12	2	723	723
Cash and cash equivalents	6	1	56,621	56,621

Financial liabilities
Derivative financial instruments	12	2	(2,370)	(2,370)
Loans and borrowings	10	2	(136,608)	(138,735)

19.	Related parties

19.1	Transactions with key management personnel

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Direct compensation	427	413	1,548	1,321
Share-based compensation program	57	24	108	33

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members. These expenses are recognized in general and administrative expenses.

20.	Operating segments

Operating segments are defined based on business activities that reflect how the Chief Operating Decision Maker (“CODM”) reviews financial information within the decision-making process.

The Group's CODM is the Group's Board of Directors. The CODM oversees operational decisions related to resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

24

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements September 30, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

21.	Non-cash transactions

	Additions of property and equipment	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total
As of September 30, 2025

Property and equipment	5	-	-	5
Right-of-use assets	-	2,417	-	2,417
Suppliers and other payables	(5)	-	-	(5)
Lease liabilities	-	(2,417)	-	(2,417)
Equity settled share-based payment exercised	-	-	(5,299)	(5,299)
Treasury shares reissued	-	-	5,299	5,299

Total	-	-	-	-

	Additions of property and equipment	Additions and disposals of right-of-use assets	Total
As of September 30, 2024

Property and equipment	4	-	4
Right-of-use assets	-	4,385	4,385
Suppliers and other payables	(4)	-	(4)
Lease liabilities	-	(4,385)	(4,385)

Total	-	-	-

22.	Subsequent events

On November 11, 2025, the Board of Directors approved an increase of 3,350,000 Class A common shares (par value US$0.00005 per share) to aggregate the number of shares available for issuance under CI&T Incentive Plans. This is a non-adjusting subsequent event as the conditions did not exist as of September 30, 2025. Accordingly, no adjustments have been made to the financial statements as of that date.

25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2025

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer